TRANSGLOBE ENERGY CORPORATION ANNOUNCES

SHAREHOLDER APPROVAL FOR THE PLAN OF ARRANGEMENT

TSX & AIM: “TGL” & NASDAQ: “TGA”

Calgary Alberta, October 7, 2022 – TransGlobe Energy Corporation ("TransGlobe" or the “Corporation”) is pleased to announce that today at its special meeting (the "Meeting") of the holders ("TransGlobe Shareholders") of common shares of TransGlobe ("TransGlobe Common Shares"), the TransGlobe Shareholders passed a special resolution (the "Arrangement Resolution") approving a plan of arrangement (the "Arrangement") pursuant to Section 193 of the Business Corporations Act (Alberta), pursuant to which VAALCO Energy Canada ULC ("AcquireCo"), will acquire all of the issued and outstanding TransGlobe Common Shares and the Corporation will become a direct wholly-owned subsidiary of AcquireCo and an indirect wholly-owned subsidiary of VAALCO Energy, Inc. ("VAALCO"). TransGlobe Shareholders will receive, for each TransGlobe Common Share held, 0.6727 of a share of common stock in the authorized capital of VAALCO (the "Transaction").

The Arrangement Resolution was required to be passed by not less than 66 2/3% of the votes cast by TransGlobe Shareholders, either in person or by proxy at the Meeting.

A total of 49,167,114 TransGlobe Common Shares (approximately 67% of the issued and outstanding TransGlobe Common Shares) were represented at the Meeting in person or by proxy. The Arrangement Resolution was approved by 72.8% of the votes cast by TransGlobe Shareholders, either in person or by proxy at the Meeting.

TransGlobe expects to apply for the final approval of the Court of King's Bench of Alberta for the Arrangement on October 11, 2022 and, assuming such order is granted on the terms and conditions contemplated by TransGlobe, AcquireCo and VAALCO, closing of the Arrangement is expected to occur on or about October 13, 2022. On October 14, 2022, it is expected that TransGlobe Common Shares will be delisted on NASDAQ and trading of TransGlobe Common Shares on AIM will be cancelled, and within 2 days following receipt by the Toronto Stock Exchange ("TSX") of the required documents relating to the completion of the Arrangement, trading of TransGlobe Common Shares will be delisted from the TSX.

For details of the voting results on the sole matter considered at the Meeting, see TransGlobe's Report of Voting Results filed pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations on www.sedar.com.

In order for TransGlobe Shareholders to receive the consideration to which they are entitled pursuant to the Arrangement, TransGlobe Shareholders are required to deposit the certificate(s) or direct registration statement ("DRS") advice(s) (if any) representing TransGlobe Common Shares held by them along with the letter of transmittal, validly completed and duly executed, and all other documents required by the terms of the Arrangement and the letter of transmittal, with Computershare Investor Services Inc. (“Computershare”) at the addresses specified on the back page of the letter of transmittal. Registered holders of TransGlobe Common Shares who do not deposit a validly completed and duly executed letter of transmittal, together with the certificate(s) or DRS advice(s) representing their TransGlobe Common Shares and the other relevant documents, will not receive the consideration to which they are otherwise entitled pursuant to the Arrangement until the deposit of such materials is made. Letters of transmittal were previously sent to registered TransGlobe Shareholders with the materials of the Meeting. All questions, including any request for another letter of transmittal, should be directed to Computershare, which can be contacted at 1-800-564-6253 (toll free) or 1-514-982-7555 (outside North America) or corporateactions@computershare.com.

The full detailed updated timetable for the Transaction has been included below. Please note that the dates given in this expected timetable below are based on TransGlobe's current expectations and are subject to change.

Expected Date/Time	Event
October 11, 2022 at 2:30 p.m. (Calgary time)	Court hearing in respect of the Final Order
October 13, 2022 at close of business (London time)	TransGlobe's depositary interests in CREST disabled
October 13, 2022 at 11:00 p.m. (Calgary time)	Effective Time of the Arrangement
October 14, 2022 at 7:00 a.m. (London time)	Trading of TransGlobe's Common Shares on AIM cancelled
October 14, 2022 at 8:00 a.m. (London time)	VAALCO shares re-admitted to trading and Consideration Shares admitted to trading on the Standard Listing segment of the Official List and to the LSE
October 14, 2022 at 7:30 a.m. (Calgary time)	TransGlobe Common Shares delisted on NASDAQ
Within 2 days following receipt by the TSX of the required documents relating to the completion of the Arrangement	TransGlobe Common Shares delisted from TSX

About TransGlobe

TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe Common Shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

TransGlobe Energy Corporation Randy Neely, President and CEO Eddie Ok, CFO	+1 403 264 9888 investor.relations@trans-globe.com http://www.trans-globe.com or via Tailwind Associates
Evercore Partners International LLP (Financial Advisor) David Waring Aditya Lohia Andrew MacNiven Tailwind Associates (Investor Relations) Darren Engels	+44(0) 20 7653 6000 +1 403 618 8035 darren@tailwindassociates.ca https://www.tailwindassociates.ca/
Canaccord Genuity (Nomad & Joint-Broker) Henry Fitzgerald-O'Connor Gordon Hamilton	+44(0) 20 7523 8000
Shore Capital (Joint Broker) Toby Gibbs John More	+44(0) 20 7408 4090

Cautionary Statement Regarding Forward-Looking Information

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws and is based on the expectations, estimates and projections of management of TransGlobe as of the date of this press release, unless otherwise stated. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information. In particular, this press release contains, without limitation, forward-looking information and statements pertaining to: the timing and receipt of the final order; the expected closing date of the Transaction; the anticipated benefits of the Transaction for TransGlobe Shareholders; and the ability of the parties to satisfy the other conditions to, and to complete, the Arrangement.

With respect to the forward-looking statements contained in this press release, TransGlobe has made assumptions, including but not limited to expectations and assumptions concerning the ability to obtain the final order on the terms contemplated by the parties, that the parties will complete the Arrangement on the terms and on the timing contemplated by management, and the assumption that all necessary conditions will be met for the completion of the Arrangement. Although TransGlobe believes that the expectations reflected in the forward-looking statements contained in this press release, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this press release, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that forward-looking statements will not occur. These risks and uncertainties include, without limitation, the failure of TransGlobe and VAALCO to obtain necessary approvals, or to otherwise satisfy the conditions to completion of the Transaction, in a timely manner, or at all. The forward-looking statements contained in this press release are made as of the date hereof and TransGlobe does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Readers are cautioned that the foregoing lists of factors are not exhaustive. Additional information on these and other factors are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at TransGlobe's website (trans-globe.com). Furthermore, the forward-looking statements contained in this press release are made as at the date of this press release and TransGlobe does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.